SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 11, 2014

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
 (Translation of registrant's name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 37804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

***

This report on Form 6-K is filed by Caesarstone Sdot-Yam Ltd. (the “Company”) to correct a typographical error in Section 11.3 of Annex A to the proxy statement that the Company furnished to the Securities and Exchange Commission on January 16, 2014 (the "Proxy Statement").

Section 11.3 of Annex A to the Proxy Statement should be read as follows:

“The Special Bonus will not exceed six (6) monthly base salaries of the Executive Officer.”

***

In addition, the Company has announced today that its Special General Meeting, originally scheduled to February 13, 2014, has been rescheduled to 9:00 am (Israel Time) on February 21, 2014 at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 37804, Israel.

No changes have been made to the record date or the proposals to be brought before the Special General Meeting, which are presented in the Proxy Statement.

The Company will continue to solicit votes during the postponement. Shareholders who have already submitted a proxy or voting instructions and do not wish to change their vote need not take any further action; shares will be voted as originally directed. Shareholders who have not yet submitted a proxy or wish to change their vote may vote their shares in accordance with the instructions set forth on the proxy card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

By: /s/ Yair Averbuch
Name: Yair Averbuch
Title: CFO

Date: February 11, 2014